

July 1, 2015

Via E-mail
Guy M. Marsala
Medbox, Inc.
600 Wilshire Blvd., Suite 1500
Los Angeles, California 90017

  Re: **Medbox, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed March 26, 2015
    File No. 0-54928

Dear Mr. Marsala:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 22

1. Please revise your disclosure in the table on page 22 or your revenue recognition accounting policy in Note 2 to reconcile each type of revenue stream described in Note 1 to each line item of revenue described in the table. For example, in Note 2, you state two of your revenue streams include dispensary units and vaporizers and other revenue. However, it is unclear in which line items in the table fall into each of these two streams. Readers should be able to match the type of revenue stream to the corresponding amount of revenue you recorded.

Note 2- Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

2.   Please provide a separate discussion of your arrangements with multiple deliverables, including the following:

- Typical products and services provided in such arrangements and the key terms and conditions of the sales contracts,

- Discussion of the criteria you use to determine whether your revenue arrangements with multiple deliverables should be divided into separate accounting units and the outcome of your application of this criteria to your significant contracts,

- Your basis for allocating the consideration received from the customer among the separate units of accounting, if applicable.

Your current disclosure under "consulting fee revenues" and "revenues on dispensary unit and vaporizer sales" that you recognize revenue on contracts with multiple deliverables when a milestone is reached in the contract does not appear to specifically and clearly address these aspects of the accounting guidance in ASC 605-25.

3.   Regarding consulting fee revenues, you state, "For multi-year contracts with upfront payments made by customers, the upfront payments are recognized over the longer of the contract period or the customer relationship." Within this timeframe, please clarify how you determine how much revenue to recognize each accounting period (e.g. based on milestones, straight-line on a monthly basis, etc.) and your basis for doing so under the accounting literature. Also, please clarify how you recognize consulting fee revenues on contracts that do not have upfront payments.

4.   Regarding your accounting for other revenue on contracts with up-front payments, please clarify how you determine how much revenue to recognize each accounting period over the duration of the contract or customer relationship. Clarify how you recognize other revenue on contracts that do not have upfront payments.

5.   In regard to your arrangements being accounted for under the milestone method, please expand your disclosure to include all of the disclosures required by ASC 605-28-50-2, including the total amount of contingent consideration and consideration recognized during the period for the milestones reached.

6.   Please provide a discussion of the milestones typically included in your contracts and how you determine the amount of consideration to recognize for each milestone.

Discuss how you determined each milestone is substantive using the guidance in paragraphs 2 and 3 of ASC 605-28-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief